Filed pursuant to 424(b)(3)

Registration No. 333-200594

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 20 DATED FEBRUARY 27, 2019

TO THE PROSPECTUS DATED APRIL 30, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018, Supplement No. 11, dated September 14, 2018, Supplement No. 12, dated October 5, 2018, Supplement No. 13, dated October 15, 2018, Supplement No. 14, dated November 15, 2018, Supplement No. 15, dated December 13, 2018, Supplement No. 16, dated January 7, 2019, Supplement No. 17, dated January 15, 2019, Supplement No. 18, dated January 25, 2019 and Supplement No. 19, dated February 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

CORPORATE CREDIT FACILITY

The following supersedes and replaces the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” beginning on page 127:

On February 21, 2019, we, through the Operating Partnership as the “Borrower,” entered into an amended and restated credit facility agreement, which we refer to as the “Credit Facility Agreement.” The lenders providing commitments pursuant to the Credit Facility Agreement are Wells Fargo Bank, National Association, as Administrative Agent and as a lender, Bank of America, N.A., as Syndication Agent and as a lender, U.S. Bank National Association, as a Revolving Credit Facility Joint Lead Arranger and Documentation Agent and as a lender, JPMorgan Chase Bank, N.A., as Term Facility Documentation Agent and as a lender and Regions Bank, which we collectively refer to as the “Lenders.” In addition, Wells Fargo Securities, LLC serves as a Revolving Credit Facility Joint Lead Arranger and Joint Bookrunner and a Term Facility Joint Lead Arranger and Joint Bookrunner and Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as a Revolving Credit Facility Joint Lead Arranger and Joint Bookrunner and a Term Facility Joint Lead Arranger and Joint Bookrunner pursuant to the Credit Facility Agreement.  The Credit Facility Agreement amended and restated in its entirety that certain credit agreement dated as of September 18, 2017, as amended, among us, the Borrower, and certain of the Lenders, which we refer to as the “Original Credit Facility Agreement.”

The Credit Facility Agreement amended the Original Credit Facility Agreement, pursuant to which there was a revolving loan commitment of $200.0 million, to, among other changes: (i) make available to the Borrower a $200.0 million revolving credit facility, which we refer to as the “Revolving Credit Facility;” (ii) make available to the Borrower a $200.0 million term loan facility, which we refer to as the “Term Facility,” and, together with the Revolving Credit Facility, we refer to as the “Credit Facility;” and (iii) increase the size of the accordion feature to allow us to further increase the maximum borrowing capacity to $600.0 million, subject to meeting certain criteria.

Any increase to the size of the Credit Facility may be in the form of an increase in the aggregate revolving loan commitments, the aggregate term loan commitments, or a combination of both. The maturity date of the Revolving Credit Facility is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to the Borrower’s continuing compliance with certain financial covenants, the payment of an extension fee and the satisfaction of other customary conditions. The maturity date of the Term Facility is February 21, 2024.

At the Borrower’s election, borrowings under the Credit Facility will be charged interest based on (i) LIBOR plus a margin ranging from 1.60% to 2.50% with respect to the Revolving Credit Facility and 1.25% to 2.05% with respect to the Term Facility, or (ii) an alternate base rate plus a margin of 0.60% to 1.50% with respect to the Revolving Credit Facility and 0.25% to 1.05% with respect to the Term Facility.  In each case, the applicable margin will vary depending on our consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The alternate base rate is equal to the greatest of (a) the prime rate announced from time to time by Wells Fargo Bank, National Association, (b) the Federal Funds Effective Rate plus 0.5%, and (c) LIBOR plus 1.0%. If either of the primary rate or the alternative base rate is less than zero, it will be deemed to be zero for purposes of the Credit Facility.

In addition to interest, the Borrower must pay (i) a quarterly unused fee that equals the amount of the revolving loan commitment unused by the Borrower on a given day multiplied by either (a) 0.20% on an annualized basis if more than 50% of the revolving loan commitment is being used or, (b) 0.25% on an annualized basis if 50% or less of the revolving loan commitment is being used and (ii) a ticking fee that equals the amount of the term loan commitment undrawn by the Borrower on a given day multiplied by 0.20% on an annualized basis. If applicable, the ticking fee will accrue for the period from April 23, 2019 through a date not later than August 20, 2019.  The Borrower is also required to pay certain participation and other fees in connection with any letters of credit issued under the Credit Facility.

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Borrowings under the Credit Facility will be available for general business purposes, including but not limited to debt refinancing, property acquisitions, new construction, renovations, expansions, tenant improvement, refinancing of existing lines, financing acquisitions of permitted investments, and closing costs and equity investments primarily associated with commercial real estate property acquisitions or refinancings. Borrowings under the Credit Facility will be guaranteed by us and certain of our subsidiaries. In addition, a pledge of equity interests in our subsidiaries that directly own unencumbered properties shall be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants, including but not limited to us having a “total asset value” (as defined in the Credit Facility Agreement) of at least $500.0 million, provided that there is no default. As of February 22, 2019, $107.0 million was outstanding under the Credit Facility.

The Credit Facility Agreement requires the maintenance of certain financial and borrowing base covenants including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered property pool debt yield (prior to the equity release date); (vii) unencumbered interest coverage ratio (after the equity release date); (viii) unencumbered property pool leverage ratio; and (ix) certain other unencumbered property pool criteria.

In addition, the Credit Facility Agreement contains customary affirmative and negative covenants which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or its subsidiaries, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered property pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) permitting certain transfers of a material interest in the Borrower; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) if in default under the Credit Facility Agreement, paying certain distributions or certain other payments to affiliates; and (viii) incurring indebtedness (subject to certain permitted indebtedness).

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

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